Paul C. Hughes
Vice President and General Counsel
CapLease, Inc.
1065 Avenue of the Americas
19th Floor
New York, New York 10018
t: (212) 217-6360 f: (212) 217-6301
email: phughes@caplease.com

January 6, 2010

VIA ELECTRONIC TRANSMISSION (EDGAR)

Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CapLease, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 6, 2009
Schedule 14A filed April 17, 2009
File No. 1-32039

Dear Mr. Gordon:

I am in receipt of the Division of Corporation Finance’s comment letter dated December 14, 2009 with respect to the above filings.  Set forth below is CapLease, Inc.’s (“CapLease”) response to your comment.  For ease of reference, I have reproduced your comment before CapLease’s response.

Schedule 14A

Compensation Discussion and Analysis, page 15

Objective and Subjective Performance Factors, page 16

1.
We note your response to our prior comment 17 and reissue that comment.  Please tell us how the committee accounted for each named executive officer’s individual performance and/or individual contribution in arriving at the compensation awarded.  See Item 402(b)(2)(vii).  Your revised disclosure should discuss how the committee used its tools to determine compensation amounts and explain why it reached its decisions.  Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

Response:

The amount of compensation awarded to each individual both in total and by component is discretionary.  These determinations are not based on pre-defined formulas, but reflect the committee’s business judgment based on its assessment of a variety of objective and subjective performance factors.  Historical objective performance factors are discussed in the filing (e.g., total shareholder return, leveraged return on equity, funds from operations).  The subjective portion of the analysis includes an assessment of individual performance factors, which as described in the filing include level and breadth of responsibility, length of tenure and individual contributions to our strategic plan.  The individual performance factors for the named executive officers for 2008 included the following:

•	Paul McDowell, Chairman and Chief Executive Officer: implementation of strategic plan; overall leadership of the Company; interaction with business and investor community; Board interaction

•	William Pollert, President: implementation of strategic plan; oversight of investment and financing activities; employee management

•
Shawn Seale, Chief Financial Officer: implementation of strategic plan; overall management of financial affairs; management of financial reporting; management of information technology; interaction with business and investor community; employee management; REIT and tax compliance

•	Robert Blanz, Chief Investment Officer: implementation of strategic plan; direct and manage all investment purchase and sale and asset financing transactions; asset management

•	Paul Hughes, General Counsel: manage legal affairs and compliance; SEC disclosure compliance; REIT and tax compliance; manage outside counsel

We have revised the disclosures from two sub-sections of our 2009 proxy statement (“Objective and Subjective Performance Factors” and “2008 Compensation Determinations”), and attach them for your review as Exhibit A.  I note for your information that these sections do not immediately follow one another in the “Compensation Discussion and Analysis” section.  We will provide similar disclosure in future filings.

*  *  *  *

On behalf of CapLease, I hereby acknowledge that:

•	CapLease is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	CapLease may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

Please let me know if you have any questions.

Sincerely,

/s/ Paul C. Hughes

Paul C. Hughes

cc:	Duc Dang
William Demarest
Paul McDowell
Shawn Seale
Phil Rothenberg

3

EXHIBIT A

Objective and Subjective Performance Factors

Because the Committee believes strongly in the exercise of its independent judgment, its compensation determinations are discretionary.  These determinations are not based on pre-defined formulas, but reflect the Committee’s business judgment based on its assessment of a variety of objective and subjective performance factors.   With respect to the objective factors , the Committee establishes overall Company performance criteria annually generally at the beginning of each year.  For 2008, the Committee analyzed the following objective performance metrics:

•
Total shareholder return (which includes dividends paid) versus the following peer group: Lexington Realty Trust, Entertainment Properties Trust, National Retail Properties, Inc., Realty Income Corp., One Liberty Properties, Inc., Newcastle Investment Corp., NorthStar Realty Finance Corp. and Gramercy Capital Corp. (the “Shareholder Return Peer Group”).  The Shareholder Return Peer Group is comprised of a narrower list of peers than those included in the Compensation Benchmark Peer Group and includes primarily net lease and mortgage REIT peers.

•
Leveraged return on equity versus budget.  This financial measure is computed by adjusting our core net income (loss) to add back depreciation and amortization expense on real property and general administrative expenses (including stock based compensation), and then dividing the result by common equity on the Company’s balance sheet before as adjusted to add back depreciation and amortization expense on real property.  Core net income (loss) represents net income (loss) before non-recurring items, which for 2008 included the loss on derivatives, loss on investments and gain on extinguishment of debt.

•	Funds from operations, or FFO, versus budget. FFO basically represents our core net income (loss) as adjusted to add back depreciation and amortization expense on real property.

For 2007, in addition to the above performance metrics, the Committee also analyzed:

•
Asset spreads versus budget.  This financial measure represents an estimate of the Company’s return on its assets less its cost to finance those assets (i.e., rental income or interest income from the asset less interest expense on the related asset financing).

•	Asset origination versus budget. This financial measure represents the Company’s total new investments for the year.

For each performance measure other than total shareholder return, the Committee compares actual performance against the Board approved budget.  The Board sets the budget at aggressive but attainable levels.  The Company’s actual total shareholder return is compared to the actual returns of the Shareholder Return Peer Group.

The Committee couples its review of objective performance factors with a significant amount of subjective analysis.  This subjective analysis includes considerations such as a review of other Company performance criteria, market and unique conditions affecting the Company and achievement of strategic goals, and an analysis of individual contributions such as level and breadth of responsibility, length of tenure and individual contributions to the Company’s strategic plan.   The individual performance factors for the named executive officers for 2008 included the following:

•	Paul McDowell, Chairman and Chief Executive Officer: implementation of strategic plan; overall leadership of the Company; interaction with business and investor community; Board interaction

EXHIBIT A

•	William Pollert, President: implementation of strategic plan; oversight of investment and financing activities; employee management

•
Shawn Seale, Chief Financial Officer: implementation of strategic plan; overall management of financial affairs; management of financial reporting; management of information technology; interaction with business and investor community; employee management; REIT and tax compliance

•	Robert Blanz, Chief Investment Officer: implementation of strategic plan; direct and manage all investment purchase and sale and asset financing transactions; asset management

•	Paul Hughes, General Counsel: manage legal affairs and compliance; SEC disclosure compliance; REIT and tax compliance; manage outside counsel

*           *           *           *           *

2008 Compensation Determinations

For the 2008 period, actual performance on both a leveraged return on equity and FFO basis was in line with the Board approved budget.  Total shareholder return was negative 72.3% for the year, compared to negative 38.0% for the Morgan Stanley REIT Index (RMS Index) and negative 50.5% for the average of the Shareholder Return Peer Group.  Other factors considered by the Committee included the successful transition of the Wachovia Bank repurchase facility to a two year term facility (with an extension option for a third year), continued outstanding debt reduction both to Wachovia Bank and through opportunistic repurchase of the Company’s convertible senior notes, and the dramatically unstable market conditions that persisted and intensified through the year.  Based on these factors, as well as a variety of additional Company and individual performance factors, the Committee made the following determinations:

•
The Committee set the total compensation pool at about $3.8 million, a decline of about 18% from 2007, and 30% lower than the 25th percentile of the combined Compensation Benchmark Peer Group.   The Committee determined to decrease the size of the compensation pool primarily due to the significant negative total shareholder return, offset in part by management’s solid performance against the other objective and subjective performance factors.   In establishing the pool size, the Committee also considered its general practice in prior years including when performance relative to market factors was strong of maintaining the compensation pool between the 25th percentile and the average of the combined Compensation Benchmark Peer Group.

•
The Committee determined not to increase base salaries, including a deferral by the executive officers of the cost of living increases provided under their employment agreements.   The Committee’s decision to leave salaries unchanged reflected the significantly negative total stockholder return.   The Committee increased cash bonuses a total of $137,500, or about 15%, from 2007, and decreased restricted stock awards by $990,000, or about 45%, from 2007.   In total, incentive compensation declined $852,500, or about 27% from 2007, again primarily reflecting the significant stock price decline in 2008.   The decision to increase cash bonuses reflected the Committee’s decision to partially offset the significant decline in restricted stock awards in 2008 and to allocate a larger percentage of the compensation pool to cash compensation, in order to mitigate the stockholder dilution that would occur from stock awards given the Company’s significant stock price decline.

•
The Committee allocated about 33% of the total compensation pool to restricted stock awards, down from 48% in each of 2007 and 2006.   This decline in percentage allocation was driven by the significant reduction in incentive compensation as described above.

EXHIBIT A

•
The Committee generally allocated the above compensation changes (decreases or increases) evenly among the executive officers (on a percentage basis), reflecting the Company’s team compensation philosophy.

•
Primarily on the basis of the Company’s 2008 performance being in line with budget, the Committee determined that 50% of the restricted stock awards scheduled to vest in March 2009, vested at that time. The remaining 50% of the shares did not vest primarily on the basis of the Company’s stock price decline, although the shares rolled-forward and will be available for vesting in future years if performance targets are achieved.

The year-end 2008 executive officer compensation pool was as follows:

Name	2009 Base Salary	2008 Cash Bonus	2008 Incentive Award (grant of shares of restricted common stock)	Total
Paul H. McDowell	$416,700	$275,625	$290,000	$982,325
Shawn P. Seale	329,300	250,625	290,000	869,925
William R. Pollert	231,500	130,625	215,000	577,125
Robert C. Blanz	283,000	240,625	275,000	798,625
Paul C. Hughes	221,200	150,000	160,000	531,200
Total	$1,481,700	$1,047,500	$1,230,000	$3,759,200

As a result of a limit on the number of shares available for issuance under our stock incentive plan, a portion of the 2008 incentive award to each executive officer is subject to stockholder approval of the proposed amendments to our stock plan (as described under Proposal 2 below) and the satisfaction of certain other conditions.  Approximately $753,947 (or 61%) of the total 2008 incentive award is subject to stockholder approval of the proposed plan amendments and the satisfaction of such other conditions.  See “New Plan Benefits” under Proposal 2 below.